UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tracon Pharmaceuticals, Inc.

File No. 333-201280 - CF#35760

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       Tracon Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 29, 2014, as amended.

       Based on representations by Tracon Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

               Exhibit 10.21   through December 29, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Brent J. Fields
                         Secretary